UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

REPUBLIC BANCORP INC /KY/
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
760281204
(CUSIP Number)
December 31 , 2022
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[ x ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760281204
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Jaytee Properties Limited Partnership 61-1232415
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 918133
(6) Shared Voting Power 0
(7) Sole Dispositive Power 918133
(8) Shared Dispositive Power 0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 918133
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9) 5.17
(12)	Type of Reporting Person (See Instructions) PN

Item 1.
(a) Name of Issuer
REPUBLIC BANCORP INC /KY/
(b) Address of Issuer's Principal Executive Offices
REPUBLIC CORPORATE CENTER, 601 WEST MARKET ST
LOUISVILLE, Kentucky, 40202

Item 2.
(a) Name of Person Filing
Jaytee Properties Limited Partnership
(b) Address of Principal Business Office or, if none, Residence
601 West Market Street
Louisville, KY 40202
(c) Citizenship
U.S.
(d) Title of Class of Securities
Class A Common Stock
(e) CUSIP Number
760281204

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)
[   ]
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)
[   ]
Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)
[   ]
Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)
[   ]
Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)
[   ]
An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)
[   ]
An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)
[   ]
A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)
[   ]
A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)
[   ]
A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)
[   ]
Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.
(a) Amount beneficially owned:
The reporting person is the beneficial owner of 918,133 shares of Class A Common Stock of Republic Bancorp, Inc.
(b) Percent of class:
The reporting person is the beneficial owner of 5.17% of the Class A Common Stock of Republic Bancorp, Inc. Percentage was calculated based on the number of shares of Class A Common Stock outstanding as of December 31, 2022 (17,584,928) plus the number of shares of Class A Common Stock into which securities beneficially owned by the reporting person are currently convertible (168,066).
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
918,133
Includes 168,066 shares of Class B Common Stock (which is convertible into Class A Common Stock on a one share for one share basis) held of record by the reporting person.
(ii) Shared power to vote or to direct the vote
0
(iii) Sole power to dispose or to direct the disposition of
918,133
Includes 168,066 shares of Class B Common Stock (which is convertible into Class A Common Stock on a one share for one share basis) held of record by the reporting person.
(iv) Shared power to dispose or to direct the disposition of
0

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
The Steven E. Trager Revocable Trust and the Trager Trust of 2012, of which Steven E. Trager is sole trustee, as co-general partners of the reporting person (each a beneficial owner of more than five percent of the class), may have the power to direct the receipt of dividends from, and/or the proceeds from the sale of, the Issuer's securities. In addition, Steven E. Trager, both individually and as trustee, and Scott Trager (each a beneficial owner of more than five percent of the class), among others, are limited partners of the reporting person, and thereby possess the right to receive dividends from or the proceeds from the sale of pro rata interests in the Issuer's securities upon distribution of assets from the reporting person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
N/A

Item 8. Identification and Classification of Members of the Group.
N/A

Item 9. Notice of Dissolution of Group.
N/A

Item 10. Certification.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 14, 2023
Jaytee Properties Limited Partnership
By:	/s/ Steven E. Trager

Name: Steven E. Trager
Title: General Partner